EXHIBIT 99.150
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RECONCILIATION OF FINANCIAL STATEMENTS TO UNITED STATES GENERALLY ACCEPTED
ACCOUNTING PRINCIPLES

The consolidated financial statements of Advantage Energy Income Fund ("Advantage" or the "Fund") have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). Canadian GAAP, in most respects, conforms to generally accepted accounting principles in the United States ("US GAAP"). Any differences in accounting principles between Canadian GAAP and US GAAP, as they apply to Advantage, are not material, except as described below. All adjustments are measurement differences only and disclosure items are not noted.

(a)  Derivative Financial Instruments

     From time to time, the Fund uses various financial instruments to manage risk associated with crude oil and natural gas price fluctuations. These instruments are not used for trading or speculative purposes. Proceeds and costs realized from holding the related contracts are recognized in petroleum and natural gas revenues at the time that each transaction under a contract is settled. Effective January 1, 2004, Canadian GAAP requires that hedging relationships be identified, designated, documented and assessed for effectiveness in order to apply hedge accounting. Advantage has chosen not to apply hedge accounting and instead records all derivative instruments at fair value on the consolidated balance sheet as either an asset or liability, with any change in fair value recognized in income.

     Under US GAAP, SFAS 133 "Accounting for Derivative Instruments and Hedging Activities", similar hedging requirements exist. However, SFAS 133 has been effective since June 15, 1999 resulting in the recognition of an unrealized hedging gain in 2003.

(b)  Unit-based Compensation

     Effective January 1, 2003, the Fund prospectively adopted amendments to CICA 3870 "Stock-based Compensation and Other Stock-based Payments". Under this amended standard, the Fund must account for compensation expense based on the fair value of rights granted under its unit-based compensation plan. Under US GAAP, the Fund similarly adopted SFAS 123 "Accounting for Stock-Based Compensation" and applied the prospective transitional provisions of SFAS 148 relative to grants after January 1, 2003. As a result, both Canadian GAAP and US GAAP are substantially similar with regards to accounting for such stock-based compensation arrangements and there are no accounting differences for grants after January 1, 2003.

     For grants prior to January 1, 2003, no compensation cost was recognized at the grant date given that the options were issued at market value. As options are subsequently exercised under the unit-based compensation plan, the consideration received is recorded as unitholders' capital. However, the Fund does calculate compensation expense based on the intrinsic value of the rights which is disclosed in the notes to the consolidated financial statements along with the associated impact on net income and net income per trust unit. Intrinsic value is calculated as the difference between the quoted market price and the exercise price. Under US GAAP, as the Trust Units Rights Incentive Plan is a variable compensation plan, grants prior to January 1, 2003 continue to be accounted for in accordance with Accounting Principles Board ("APB") Opinion No. 25, whereby compensation expense is actually recorded each period-end using the intrinsic value methodology. This different accounting treatment has resulted in additional unit-based compensation expense for the Fund related to options granted during 2002.

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(c)  Convertible Debentures

     The Fund applies CICA 3860 "Financial Instruments - Presentation and Disclosure" in accounting for convertible debentures which results in their classification as long-term liabilities. The convertible debentures also have an embedded conversion feature which must be segregated between liabilities and equity based on the relative fair market value of the liability and equity portions. Therefore, the debenture liabilities are presented at less than their eventual maturity values. The liability and equity components are further reduced for issuance costs initially incurred. The discount of the liability component, net of issuance costs, as compared to maturity value is accreted by the effective interest method over the debenture term. As debentures are converted to Trust Units, an appropriate portion of the liability and equity components are transferred to unitholders' capital. Interest and accretion expense on the convertible debentures are shown on the Consolidated Statement of Income.

     Under US GAAP, the entire convertible debenture balance would be shown as a long-term liability. The embedded conversion feature would not be accounted for separately as a component of equity. Additionally, under US GAAP, issuance costs are generally shown as a deferred charge rather than netted from the convertible debenture balance. As a result of these US GAAP differences, the convertible debenture balance in long-term liabilities represents the actual maturity value of the outstanding debentures. Issuance costs are shown separately as a deferred charge and are amortized to interest expense over the term of the debenture. Given that the convertible debentures are carried at maturity value, it is not necessary to accrete the balance over the term of the debentures which results in an expense reduction. Interest and accretion on convertible debentures represents interest expense on the convertible debentures and amortization of the associated deferred issuance costs.

(d)  Depletion and Depreciation

     For Canadian GAAP, depletion of petroleum and natural gas properties and depreciation of lease and well equipment is provided on accumulated costs using the unit-of-production method based on estimated net proved petroleum and natural gas reserves, before royalties, based on forecast prices and costs.

     US GAAP provides for a similar accounting methodology except that estimated net proved petroleum and natural gas reserves are net of royalties and based on constant prices and costs. Therefore, depletion and depreciation under US GAAP will be different since changes to royalty rates will impact both proven reserves and production and differences between constant prices and costs as compared to forecast prices and costs will impact proven reserve volumes. Additionally, differences in depletion and depreciation will result in divergence of net book value for Canadian GAAP and US GAAP from year-to-year and impact future depletion and depreciation expense as well as the net book value utilized for future ceiling test calculations.

(e)  Ceiling Test

     Under Canadian GAAP, petroleum and natural gas assets are evaluated each reporting period to determine that the carrying amount is recoverable and does not exceed the fair value of the properties in the cost centre (the "ceiling test"). The carrying amounts are assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying amount of the cost centre. When the carrying amount is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects of the cost centre. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate. For Canadian GAAP purposes, Advantage has not recognized an impairment loss since inception.

     Under US GAAP, the carrying amounts of petroleum and natural gas assets, net of deferred income taxes, shall not exceed an amount equal to the sum of the present value of estimated net future after-tax cash flows of proven reserves (at current prices and costs as of the balance sheet date) computed using a discount factor of ten percent plus the lower of cost or estimated fair value of unproven properties. Any excess is charged to expense as an impairment loss. Under US GAAP, Advantage recognized an impairment loss of $49.5 million in 2001, $28.3 million net of tax. The impairment loss decreased net book value of property and equipment which reduced depletion and depreciation expense subsequently recorded as well as future ceiling test calculations.

(f)  Future Income Tax

     The future income tax accounting standard under Canadian GAAP is substantially similar to the deferred income tax approach as required by US GAAP. Pursuant to Canadian GAAP, substantively enacted tax rates are used to calculate future income tax, whereas US GAAP applies enacted tax rates. However, there were no tax rate differences for the years ended December 31, 2004 and 2003. The differences between Canadian GAAP and US GAAP relate to future income tax impact on GAAP differences for derivative financial instruments, depletion and depreciation, and impairments from ceiling test calculations.

(g)  Asset Retirement Obligation

     Under US GAAP, SFAS 143 "Accounting for Asset Retirement Obligations" has a substantially similar methodology compared to Canadian GAAP in providing for future expenditures associated with removal, site restoration and asset retirement costs. However, Canadian GAAP and US GAAP are different in terms of implementation. Advantage adopted the new Canadian accounting standards effective January 1, 2004 with a retroactive restatement of prior periods. Under US GAAP, adoption was required on January 1, 2003, but retroactive restatement was not permitted. The impact of adopting US GAAP on periods prior to January 1, 2003 was charged to income as a cumulative effect of change in accounting policy.

(h)  Unitholders' Equity

     Unitholders' equity of Advantage consists primarily of Trust Units. The Trust Units are redeemable at any time on demand by the holders, which is required for the Fund to retain its Canadian mutual fund trust status. The holders are entitled to receive a price per Trust Unit equal to the lesser of: (i) 85% of the a simple average of the closing market prices of the Trust Units, on the principal market on which the Trust Units are quoted for trading, during the 10 trading-day period commencing immediately after the date on which the Trust Units are surrendered for redemption; and (ii) the closing market price on the principal market on which the Trust Units are quoted for trading on the redemption date. For Canadian GAAP purposes, the Trust Units are considered permanent equity and are presented as a component of unitholders' equity.

     Under US GAAP, it is required that equity with a redemption feature be presented as temporary equity between the liability and equity sections of the balance sheet. The temporary equity is shown at an amount equal to the redemption value based on the terms of the Trust Units. The same accounting treatment would be applicable to the Exchangeable Shares. Changes in the redemption value from year-to-year are charged to deficit. All components of unitholders' equity related to Trust Units and Exchangeable Shares are eliminated. When calculating net income per Trust Unit, increases in the redemption value


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     during a period results in a reduction of net income available to
     Unitholders while decreases in the redemption value increases net income available to Unitholders. For the years ended December 31, 2004 and 2003, net income available to Unitholders was reduced by $104.4 million and $121.0 million corresponding to increases in the Trust Units redemption value for the respective periods.

(i)  Comprehensive Income

     US GAAP requires the presentation of net income and comprehensive income. Comprehensive income includes net income plus other comprehensive income items as specifically identified by US GAAP. The Fund currently has no financial items that qualify as other comprehensive income, and therefore, net income and comprehensive income are equivalent.

(j)  Statements of Cash Flow

     The differences between Canadian GAAP and US GAAP have not resulted in any significant variances concerning the statements of cash flows as reported except that under US GAAP the presentation of funds from operations as a subtotal in the operating activities section of the Consolidated Statements of Cash Flows would not be permitted.

(k)  Recent US Accounting Pronouncements Issued But Not Implemented

     SFAS 123R SHARE-BASED PAYMENT: SFAS 123R was issued December 2004 as a revision to SFAS 123. This statement establishes accounting standards for transactions in which an entity exchanges equity instruments for goods or services. The standard also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The implementation effective date for this standard is as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Fund has not yet assessed the full impact, if any, of this standard on the consolidated financial statements.

     SFAS 153 EXCHANGES OF NONMONETARY ASSETS: This statement amends APB Opinion No. 29, Accounting for Nonmonetary Transactions. APB Opinion No. 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged with certain exceptions to that basic principle. This statement eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The implementation effective date for this standard is for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Fund does not expect this statement to have a material impact on the consolidated financial statements.

     SFAS 154 ACCOUNTING CHANGES AND ERROR CORRECTIONS: This statement applies to all voluntary changes in accounting principle and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This statement replaces prior accounting standards that required most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This statement requires retrospective application to prior periods' financial statements of changes in accounting principle (with certain exceptions) as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting

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     entity. When it is impracticable to determine the period specific effects of an accounting change on one or more individual prior periods presented, this statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. The implementation effective date for this standard is for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of this standard on the consolidated financial statements will be dependent on the nature and extent of subsequent new and revised accounting pronouncements.

The application of US GAAP would have the following effect on net income as reported:

                                                                   For the          For the
Consolidated Statements of Income                                year ended       year ended
(thousands of Canadian dollars, except for per Unit amounts)   Dec. 31, 2004    Dec. 31, 2003
---------------------------------------------------------------------------------------------
Net income - Canadian GAAP, as reported                         $  24,038         $  38,503

US GAAP Adjustments:
    Unrealized hedging gain (a)                                         -             2,584
    Unit-based compensation (b)                                      (641)           (1,265)
    Interest and accretion on convertible debentures (c)              863               379
    Depletion, depreciation and accretion (d) (e)                   9,691             7,123
    Future income tax recovery (f)                                 (3,460)           (6,644)
---------------------------------------------------------------------------------------------
Net income before cumulative effect of change in
    accounting policy under US GAAP                             $  30,491         $  40,680
Cumulative effect of change in accounting policy (g)                    -              (479)
---------------------------------------------------------------------------------------------
Net income and comprehensive income - US GAAP                      30,491         $  40,201
=============================================================================================
Net income per Trust Unit before cumulative effect of
    change in accounting policy under US GAAP:
    Basic and diluted                                           $    0.74         $    1.33

Net income per Trust Unit before change in
    redemption value of Trust Units - US GAAP:
    Basic and diluted                                           $    0.74         $    1.32

Net income per Trust Unit - US GAAP:
    Basic and diluted                                           $   (1.80)        $   (2.65)
=============================================================================================

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
The application of US GAAP would have the following effect on the balance sheets as reported:

                                                                 Dec. 31,2004               Dec.31, 2003
Consolidated Balance Sheets                               Canadian           US        Canadian         US
(thousands of Canadian dollars)                             GAAP            GAAP         GAAP          GAAP
--------------------------------------------------------------------------------------------------------------
ASSETS
    Deferred charge (c)                                $         -     $    5,848   $         -    $    4,135
    Property and equipment, net (d) (e)                    937,046        908,301       519,935       481,499

LIABILITIES AND UNITHOLDERS' EQUITY
    Convertible debentures (c)                         $   136,433     $   48,450   $    91,372    $   99,984
    Future income taxes (f)                                112,266        102,201        77,999        64,474
    Temporary equity (h)                                         -        933,539             -       563,976
    Deficit (h)                                                  -       (574,060)            -      (382,483)
    Unitholders(1) capital (b) (h)                         515,544              -       281,328             -
    Exchangeable shares (h)                                 30,842              -             -             -
    Convertible debentures equity component (c)              6,764              -         4,726             -
    Contributed surplus (b)                                  1,036          2,478             -         1,410
    Accumulated income (h)                                 102,637              -        78,599             -
    Accumulated cash distributions (h)                    (270,017)             -      (152,362)            -